FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                  June 1, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X                 Form 40-F
                                 -------                        ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                             No    X
                           -----                          -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                             No    X
                           -----                          -----


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes                             No    X
                           -----                          -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                                Total Pages: 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date:  June 1, 2004                         By:   /s/ Paul Chambers
                                                  -----------------
                                                  Paul Chambers
                                                  Company Secretary

27 May 2004

The Secretary
London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

The following directors of Smith & Nephew plc were granted options on 19 May 2004 at an option price of 574.5 pence per share over the Company's ordinary shares of 12 2/9p each under the Smith & Nephew 2004 Executive Share Option Plan as follows:

         Sir Christopher O'Donnell      113,140
         P. Hooley                       60,050

The directors were notified of the grant of these options on 27 May 2004. The period of exercise for these options is 19 May 2007 to 19 May 2014. No amount was paid for the grant of these options.

Sir Christopher O'Donnell now has options over a total of 414,193 ordinary shares and P. Hooley options over a total of 637,312 ordinary shares.

Yours faithfully,



P.R. Chambers
Company Secretary